UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[  X  ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
  For the fiscal year ended December 31, 2007
OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __to __

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan
(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2007 have been prepared in accordance with the financial reporting requirements of ERISA.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
Tallahassee, Florida

FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of
Capital City Bank Group, Inc.
Tallahassee, Florida

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC
Fort Lauderdale, Florida
June 24, 2008

1.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Cash	10,586	(7,622)
Investments, at fair value (Note 3)	12,430,458	10,490,891
Participant contributions receivable	135,042	131,541
Employer contribution receivable	23,801	19,692
Dividends receivable	21,272	18,398
Total assets	12,621,159	10,652,900

LIABILITIES

Excess contributions	7,792	-

NET ASSETS AVAILABLE FOR BENEFITS	$12,613,367	$10,652,900

See accompanying notes to financial statements.

2.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:

Investment income
Net appreciation in fair value of investments (Note 3)	$(54,433)
Dividends and interest income	602,932
548,499

Contributions
Participant	1,805,263
Employer	297,969
Rollovers	75,627
2,178,859

Total additions	2,727,358

Deductions from net assets attributed to:
Benefits paid to participants	766,891

Net increase	1,960,467

Net assets available for benefits
Beginning of year	10,652,900

End of year	$12,613,367

See accompanying notes to financial statements.

3.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General:  The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the “Company”). Employees of the Company who are 18 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

Plan Administration: The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”). The Plan’s trustee, Capital City Trust Company (the “Trustee”), a subsidiary of the Company, is responsible for the management and control of the Plan’s assets.  The Trustee began providing record-keeping services effective February 1, 2006.

Participant Contributions and Excess Contributions: Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Excess contributions represent amounts that were contributed by employees in excess of the limitations imposed by the IRC.  Excess contributions were $7,792 and $0 for 2007 and 2006, respectively.

Employer Contributions:  For 2007, the Company provided a 50% match on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match.  No additional discretionary employer contributions were made for 2007.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, matching contributions and allocations of Plan earnings based on the participant’s investment elections. Allocations of Plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant’s compensation to the compensation of all participants for the Plan year. Employer discretionary contributions are invested based on the participant’s elective deferral.

  4.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options: Participants can direct their contributions into 25 investment options. Participants can change their investment elections and balances daily by way of internet, with their contributions being changed the next trading day.

Benefits Paid to Participants: Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship.

Retirement, Death and Disability:  A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the plan year.

Forfeitures: Forfeitures are used to reduce the employer contribution. Forfeitures were immaterial for 2007 and 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments:  The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company’s common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.

  5.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan’s investments include common stock and mutual funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and participant’s individual account balances.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses:  All plan expenses are paid by the Company.

Voting Rights: The Trustee is required to vote shares of Company stock on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

6.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 3 - INVESTMENTS

The investments of the Plan are held in a trust fund administered by the Trustee.  Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:

	December 31,
	2007	2006
Investments at fair value
Vanguard Institutional Index Fund (16,651 and 16,661 shares)	$2,233,561	$2,159,086
Federated Prime Obligation Fund (2,483,536 and 1,902,347 shares)	2,483,536	1,902,347
American Funds Europacific (28,161 and 23,606 shares)	1,432,559	1,099,109
Fidelity Structured Mid Cap Growth (57,889 and 59,432 shares)	782,665	830,271
Capital City Bank Group, Inc. Common Stock
(31,343 and 27,201 shares)	884,499	960,195
Select American Shares (14,462 and 14,112 shares)	691,127	650,136
Goldman Sachs Core Fixed Institutional (64,024 shares for 2007)	640,876	--

During the year ended December 31, 2007 the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

Mutual Funds	$149,356
Capital City Bank Group, Inc. Common Stock	(203,789)

Net appreciation in fair value of investments	$(54,433)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of Plan termination, participants would become 100% vested in all of their accounts.

7.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 5 - TAX STATUS

The Plan is relying on a favorable opinion letter dated November 19, 2001 issued to Capital City Trust Company, the plan document sponsor.  The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service.  Although the Plan has been amended since receiving favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the IRC.

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  The Plan owns 31,343 and 27,201 shares of the Company's common stock at December 31, 2007 and 2006, respectively, which represents approximately .18% and .15% of the outstanding common stock of the Company.  Dividend income of $20,368 and $17,404 was recognized during 2007 and 2006 from the Plan’s investment in the Company’s common stock.  This investment qualifies as a party-in-interest investment. The Trustee is a subsidiary of the Company.

NOTE 7 – PLAN AMENDMENTS

During 2006, the eligibility age for participation was reduced from 21 to 18 years of age.  The maximum contribution limit was increased from 30% of pre-tax annual compensation to 100%.  The Plan was also amended in 2006 to require mandatory distributions for vested account balances less than $5,000.

NOTE 8 – SUBSEQUENT EVENTS

Effective May 20, 2005, the Company acquired First Alachua Banking Corporation.  The Company merged the First Alachua Banking Corporation 401(k) Plan into the Plan on January 13, 2008.  The transfer of the net assets into the Plan was completed on January 20, 2008.

8.

SUPPLEMENTAL SCHEDULE

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

		Mutual Funds
	Vanguard	Mid-Cap Index,
		11,266 shares		$334,162

	Vanguard	Total Bond Index,
		17,016 shares		172,884

	DWS Reef	Real Estate Securities Fund,
		3,186 shares		60,819

	American Funds	High Income Fund,
		14,722 shares		174,598

	Vanguard	Developed Market Index Fund,
		3,846 shares		52,192

	DWS Dreman	Small Cap Fund,
		2,299 shares		80,802

	Blackrock	Mid-Cap Value Fund,
		12,167 shares		147,465

	American Funds	Small-Cap Fund,
		4,562 shares		187,130

	Van Kampen Funds	Equity Fund,
		12,413 shares		109,731

	Goldman Sachs	Structured U.S. Equity Fund,
		2,125 shares		62,833

(Continued)

9.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	T Rowe Price	Real Estate Retail Shares,
		1,178 shares		$22,598

	Vanguard	Inflation Protected Reinvestment,
		232 shares		2,887

	Dreyfus Fund	Bond Index,
		113 shares		1,147

	Fidelity	Structured Mid Cap Growth Fund,
		57,889 shares		782,665

	Federated	Prime Obligation,
		2,483,536 shares		2,483,536

	Vanguard	Vanguard Institutional Index,
		16,651 shares		2,233,561

	American Funds	Europacific,
		28,161 shares		1,432,559

	American Funds	Fundamental Growth,
		12,268 shares		520,886

	American Funds	Growth Fund of America,
		16,049 shares		545,663

(Continued)

10.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	Royce	Premier Investment,
		25,582 shares		$445,635

	Select	Selected American Shares,
		14,462 shares		691,127

	Vanguard	Total Stock Market,
		10,020 shares		354,321

	Goldman Sachs	Core Fixed Institutional,
		64,024		640,876

	Dreyfus Fund	Bond Market Index,
		579 shares		5,882

*	Capital City Bank	Capital City Bank Group, Inc.,		884,499
	Group, Inc.	Common Stock, 31,343 shares

				$12,430,458

*  Represents party-in-interest
** Investment is participant directed; therefore historical cost is not required.

(Continued)

11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

By:  Capital City Trust Company, Trustee

By:
Randolph M. Pople, President

Dated: June 26, 2008

EXHIBIT INDEX

Exhibit No.                                   Document
23.1                                   Consent of Crowe Chizek and Company LLC